04019602

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 07 2004 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 47739

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 11/28/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercer Allied Company, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Wall Street
(No. and Street)

Albany	New York	12205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Warzek (518) 884-7980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

80 State Street	Albany	New York	12207
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 27 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Collins III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercer Allied Company, L.P., as of November 28, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Asst. Treasurer of Saratoga Springs, LLC
General Partner of The Ayco Company, L.P.

Title Limited Partner of
Mercer Allied Company, L.P.

Notary Public

NANCY MACDANIEL
Notary Public in the State of New York
No. 4810298
Residing in Albany County
My Commission Expires March 30, 20 06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercer Allied Company, L.P.

Financial Statements and Schedules
(And Report of Independent Auditors)
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
November 28, 2003

Mercer Allied Company L.P.
Index
November 28, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
80 State Street
Albany NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Auditors

To the Partners of Mercer Allied Company, L.P.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in partners' capital, and cash flows present fairly, in all material respects, the financial position of Mercer Allied Company, L.P. at November 28, 2003, and the results of its operations and its cash flows for the period January 1, 2003 through November 28, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 3 to the financial statements, the Partnership has had significant transactions with related entities.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

December 19, 2003

Mercer Allied Company, L.P.
Statement of Financial Condition
November 28, 2003

Assets		
Cash and cash equivalents	$	675,800
Commissions receivable		727,900
Prepaid expenses		143,000
Total assets	$	1,546,700
Liabilities and partners' capital		
Liabilities		
Accrued expenses	$	44,500
Due to Parent		257,000
Amounts due to affiliate		78,000
Deferred revenue		45,900
		425,400
Commitments and contingencies		
Partners' capital		1,121,300
Total liabilities and partners' capital	$	1,546,700

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Income
November 28, 2003

Revenues	
Brokerage commissions, net (Note 5)	$ 3,981,400
Interest	1,400
	3,982,800
Expenses	
Administrative charges - limited partner and affiliates	2,972,700
Excise taxes	279,000
Licenses	182,900
Interest	145,600
Professional fees	24,300
	3,604,500
Income before income tax expense	378,300
Income tax expense	257,000
Net income	$ 121,300

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Changes in Partners' Capital
November 28, 2003

Balance at January 1, 2003	$ 1,673,800
Capital withdrawals	(1,300,000)
Capital contribution	626,200
Net income	121,300
Balance at November 28, 2003	$ 1,121,300

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Cash Flows
November 28, 2003

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities	
Net income	$ 121,300
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities	
Commissions and placement fees receivables	(345,300)
Amounts due from limited partner	493,100
Prepaid expenses	(35,400)
Accrued expenses	(232,500)
Deferred revenue	45,900
Due to Parent	257,000
Amounts due to affiliate and limited partner	75,000
Net cash provided by operating activities	379,100
Cash flows from investing activities	
Proceeds from maturity of U.S. Treasury Bill	49,800
Net cash provided by investing activities	49,800
Cash flows from financing activities	
Capital withdrawals	(1,300,000)
Capital contribution	626,200
Net cash used in financing activities	(673,800)
Decrease in cash and cash equivalents	(244,900)
Cash and cash equivalents at beginning of year	920,700
Cash and cash equivalents at end of year	$ 675,800
Income taxes paid	$ -
Interest paid	144,700

The accompanying notes are an integral part of the financial statements

1. Organization and Summary of Significant Accounting Policies

Mercer Allied Company, L.P. (the Partnership) is a limited partnership which executed its Certificate of Limited Partnership in the State of Delaware as of October 5, 1994. The Partnership, which commenced operations on December 10, 1994, is a securities broker dealer registered with the Securities and Exchange Commission and deals in sales of limited partnership interests and mutual fund shares (placement fees). In addition, the Partnership refers clients to clearing brokers and receives a portion of the commission or fee earned by those brokers (brokerage commissions).

The general partner is Breham, Inc. and the limited partner is the Ayco Company, L.P.

Effective July 1, 2003, the Ayco Company, L.P. and affiliates (including the Partnership) were sold to Goldman Sachs Group, Inc. (Goldman Sachs or Parent). As a result, a newly formed wholly owned subsidiary of Goldman Sachs, Goldman Sachs Ayco Holding LLC became the general partner of the Partnership. The Ayco Company, L.P. continues as the limited partner of the Partnership.

In connection with the aforementioned sale, the Partnership changed its fiscal year end from December 31, to the last Friday in November. Further, Goldman Sachs elected to not use push down accounting for the Partnership's financial statements, accordingly purchase accounting adjustments resulting from the aforementioned sale are not reflected in the Partnership's accompanying financial statements.

A summary of significant accounting policies follows:

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Partnership defines cash and cash equivalents as cash in banks, money market funds and investments with original maturities of three months or less. Cash and cash equivalent balances are maintained at one institution which is insured by Federal Deposit Insurance up to $100,000. The bank balance at this institution was $675,800 at November 28, 2003.

Deferred Revenue
Deferred revenue represents cash received from clients in advance of the earnings process being complete.

Revenue Recognition
Brokerage commissions revenue is recognized when earned and reasonably determinable. Placement fees revenue is recognized when earned. Interest income is recognized when earned.

Income Taxes
Prior to July 2, 2003, income taxes or credits resulting from earnings or losses were payable by, or accrue to, the partners; accordingly, no provision for that period has been made for income taxes in these financial statements.

Effective July 2, 2003, the Partnership elected to be taxed as a "C" corporation. Income taxes are provided based on the liability method of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes.* Deferred tax assets and liabilities are recorded to reflect the tax consequences of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts at year end.

As a "C" corporation, the Partnership will be included in the consolidated federal tax return filed by Goldman Sachs Group, Inc. for the period July 2, 2003 to November 28, 2003. During this period, the Partnership's tax provision has been computed using the separate return method for the allocation of federal and state income taxes. Deferred taxes are recorded in these financial statements generally, until the underlying temporary differences reverse and the taxes become currently payable/receivable.

2. Amended and Restated Limited Partnership Agreement

Capital Contribution
In April 2003, Ayco Company, L.P contributed $626,200 to the Partnership.

Allocations of Income and Losses
Allocations of income and losses are generally 99% to the limited partner and 1% to the general partner, except in certain circumstances (as outlined in the amended and restated limited partnership agreement) whereby income and loss allocations are based on a prescribed formula.

Distributions from Operations
Distributable cash flow from operations is generally distributed 99% to the limited partner and 1% to the general partner.

3. Related Party Transactions

As discussed below, the Partnership has had significant transactions with related entities which transactions have had a significant impact on the Partnership's financial position, results of operations and cash flows. Whether the terms of these transactions would have been the same had they been between non-related entities cannot be determined.

The Partnership is provided office space, facilities and operational and administrative support by the limited partner and affiliates, for which the Partnership was charged $2,972,700.

4. **Net Capital Requirements**

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. There are restrictions on operations if aggregate indebtedness exceeds ten times net capital. Effective July 1, 2003, the NASD approved the Partnership's election to reduce its net capital requirement from $50,000 to $5,000. At November 28, 2003, the Partnership had net capital of $250,400, which was $222,000 in excess of its required net capital of $28,400. The Partnership's net capital ratio at November 28, 2003 was 1.70 to 1.

5. **Other**

The Partnership has engaged in certain non-exempt prohibited transactions relating to certain employee benefit plan clients that resulted in the need to refund to client accounts certain previously charged fees with interest and to pay certain excise taxes with interest. The refunds to clients approximating $590,300 were recorded as a reduction to revenues and the total interest and excise taxes approximating $145,600 and $279,000, respectively, were charged to operations. At November 28, 2003, amounts included in accrued expenses approximated $31,000.

6. **Income Taxes**

The components of income tax expense are as follows:

Current:	
Federal	$ 218,500
State	38,500
	$ 257,000

The provision for income tax expense was based upon pre-tax earnings for the period July 2, 2003 through November 28, 2003 ($610,500) using a combined federal and state effective tax rate of 42%. The effective tax rate of 42% approximates the combined federal and state statutory rate.

Mercer Allied Company, L.P.
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
November 28, 2003

		Amounts Per Unaudited Part II Focus Report
Net capital		
Total partners' capital	$ 1,121,300	$ 1,121,300
Deductions		
Non-allowable assets - commissions receivable and prepaid expenses	(870,900)	(870,900)
Net capital	$ 250,400	$ 250,400
Aggregate indebtedness		
Total aggregate indebtedness liabilities (included in the Statement of Financial Condition)	$ 425,400	$ 350,400
Total aggregate indebtedness	$ 425,400	$ 350,400
Percentage of aggregate indebtedness to net capital	1.70	1.40
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	-	-
Computation of basic net capital		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 28,400	$ 23,400
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000	$ 5,000
Net capital requirement	$ 28,400	$ 23,400
Excess net capital	$ 222,000	$ 227,000
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 207,900	$ 215,400

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

The material differences between this computation and the corresponding computation in the unaudited Part II FOCUS Report as of November 28, 2003 results from the total aggregate indebtedness liabilities being understated by $75,000.

Mercer Allied Company, L.P.
Schedule II
Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under 15c3-3
November 28, 2003

EXEMPTION UNDER SEC RULE 15c3-3 SECTION (k)(2)(ii) HAS BEEN CLAIMED.

The Partnership promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.